SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                               ________________

                                AMENDMENT NO. 1
                                      to
                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
           (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934)

                        ALLSTATE FINANCIAL CORPORATION
                               (Name of Issuer)

                        ALLSTATE FINANCIAL CORPORATION
                     (Name of person(s) filing statement)

                     Common Stock, no par value per share
                        (Title of class of securities)

                                  020011 10 2
                     (CUSIP number of class of securities)

                              Craig Fishman, Esq.
                   Senior Vice President and General Counsel
                        Allstate Financial Corporation
                      2700 South Quincy Street, Suite 540
                           Arlington, Virginia 22206
                                (703) 931-2274
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   copy to:
                            Richard A. Krantz, Esq.
                                Robinson & Cole
                               Financial Centre
                             695 East Main Street
                          Stamford, Connecticut 06901
                                (203) 462-7500

                               November 28, 1995
    (Date tender offer first published, sent or given to security holders)








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Item 1. Security and Issuer.

        Item 1 of the Schedule 13E-4 of Allstate Financial
Corporation is hereby supplemented by adding the following at the end thereof:

        Pursuant to the terms and conditions set forth in the Offering Circular and in the accompanying Letter of Transmittal, the Exchange Offer expired at 5:00 P.M., eastern standard time, on January 12, 1996. An aggregate of 781,335 outstanding shares of the Company's Common Stock were properly tendered to the Company.

        The terms of the Exchange Offer provided that the Company was only authorized to issue up to $2,162,000 aggregate principal amount of Notes pursuant to the terms of the Indenture pursuant to which the Notes were issued. Consequently, the Company was only able to purchase up to that number of shares of Common Stock properly tendered that would allow it to issue Notes in an aggregate principal amount of $2,162,000. In the Exchange Offer, the Company received well in excess of that number of shares that would allow it to issue Notes in an aggregate principal amount of $2,162,000, thereby necessitating the pro ration discussed below.

         Pursuant to the terms of the Exchange Offer, in the event excessive shares of Common Stock were properly tendered, the Company would pro rate each Common Stockholder's tender of shares of Common Stock, rounded down to the nearest multiple of 157.48 shares, and each such stockholder shall receive a new certificate for shares of Common Stock representing the whole number of excess shares and a cash payment by the Company for any fractional share at a rate of $6.35 per share of Common Stock. (See "The Exchange Offer -Tenders of Excess Shares of Common Stock" in the Offering Circular, incorporated herein by reference.)

        In exchange for 338,275 shares of Common Stock accepted by the Company for exchange, the Company shall (i) issue $2,148,000 aggregate principal amount of Notes, (ii) return 443,060 fully-paid and nonassessable shares of its Common Stock as excess shares discussed above and (iii) make a cash payment in respect of fractional shares of Common Stock in the aggregate amount of $50.53. The Company will cause the trustee for the Notes and the Exchange Agent to deliver the cash payment, the excess shares of Common Stock and the Notes issued pursuant to the Exchange Offer promptly.

                                      SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


                                              Dated:  January 24, 1996


                                              ALLSTATE FINANCIAL CORPORATION

                                              By: Craig Fishman
                                                  Senior Vice President and
                                                  General Counsel